Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-226841

September 10, 2018

We have filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this presentation relates. The registration has not yet become effective. Before you invest, you should read the preliminary registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2006 or email: presentation@allianceg.com.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 6, 2018

Titan Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-13341	94-3171940
(Commission File Number)	(IRS Employer Identification No.)

400 Oyster Point Blvd., Suite 505, South San Francisco, CA 94080

(Address of principal executive offices and zip code)

650-244-4990

(Registrant's telephone number including area code)

(Registrant's former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 6, 2018, Titan Pharmaceuticals, Inc. (the “Company”) was awarded a grant by the National Institutes of Health (“NIH”) National Institute of Drug Abuse (“NIDA”) in support of development of a six-month implantable formulation of Nalmefene, an opioid antagonist, for the prevention of relapse to opioid addiction, following opioid detoxification. The grant provides for $2,666,592 in funding during the first year and $4,050,000 during the second year subject to the terms and conditions specified in the grant, including a fund matching obligation of the Company in the amount of $1,333,295 during the first year and $2,025,000 during the second year. Funding during the second year is also subject to satisfactory progress of the project and the availability of funds.

A copy of the press release issued by the Company is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 16, 2018, Spring Bank Pharmaceuticals, Inc. (Nasdaq:SBPH) announced that Scott Smith, a member of our board of directors, had been appointed to its board of directors.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 10, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TITAN PHARMACEUTICALS, INC.

By: /s/ Sunil Bhonsle
Name: Sunil Bhonsle
Title: Chief Executive Officer and President
Dated: September 10, 2018

Exhibit 99.1

TITAN AWARDED NIDA GRANT FOR THE DEVELOPMENT OF A NALMEFENE IMPLANT FOR THE PREVENTION OF OPIOID ADDICTION RELAPSE

SOUTH SAN FRANCISCO, CA – September 10, 2018 – Titan Pharmaceuticals, Inc. (NASDAQ: TTNP) today announced that it has been awarded a two year grant of approximately $6.7 million from the National Institutes of Health’s National Institute on Drug Abuse (NIDA) for the development of a ProNeura™ based six-month implantable formulation of Nalmefene, an opioid antagonist, intended for the prevention of relapse to opioid addiction, following opioid detoxification. The grant provides approximately $2.7 million for the project from now through August 31, 2019, with the balance to be funded over the subsequent year, subject to satisfactory project progress, fund availability and certain other conditions.

“NIDA previously provided funds for an important Phase 3 trial of our approved product, Probuphine®, and we are grateful for this additional vote of confidence in our ProNeura technology as well as our ability to execute on another program for the treatment of opioid addiction,” said Titan’s Chief Scientific Officer and Principal Investigator of the project, Dr. Kate DeVarney.

Titan was awarded this grant following an in-depth evaluation by NIDA of the Company’s proposed research for scientific and technical merit. The grant provides approximately half of the expenses associated with the completion of non-clinical studies which, if successful, are expected to support the Company’s submission of a Nalmefene six-month implant Investigational New Drug Application to the U.S. Food and Drug Administration (FDA). Titan retains full commercial rights to the Nalmefene implant product.

“This NIDA grant serves as further validation of the importance of long-term treatment options in addiction medicine,” said Titan's President and CEO, Sunil Bhonsle. “As we continue to make progress in transitioning to a commercial company marketing Probuphine, we believe that our Nalmefene implant has the potential to become an important addition to our product portfolio for addressing opioid addiction, a global health emergency.”

About Titan Pharmaceuticals

Titan Pharmaceuticals, Inc. (NASDAQ:TTNP), based in South San Francisco, CA, is a commercial stage company developing proprietary therapeutics with its ProNeura™ long-term, continuous drug delivery technology. The company's lead product is Probuphine®, a novel and long-acting formulation of buprenorphine for the long-term maintenance treatment of opioid dependence. Approved by the FDA in May 2016, Probuphine is the first and only commercialized treatment of opioid dependence to provide continuous, around-the-clock blood levels of buprenorphine for six months following a single procedure. The ProNeura technology also has the potential to be used in developing products for treating other chronic conditions such as Parkinson's disease and hypothyroidism, where maintaining consistent, around-the-clock blood levels of medication may benefit the patient and improve medical outcomes. For more information about Titan, please visit www.titanpharm.com.

Forward-Looking Statements

This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, any statements relating to our product development programs and any other statements that are not historical facts. Such statements involve risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. Factors that could cause actual results to differ materially from management's current expectations include those risks and uncertainties relating to the commercialization of Probuphine, the regulatory approval process, the development, testing, production and marketing of our drug candidates, patent and intellectual property matters and strategic agreements and relationships. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

CONTACTS:

Sunil Bhonsle,

President & CEO

(650) 244-4990

Stephen Kilmer

Investor Relations

(650) 989-2215

skilmer@titanpharm.com